ASSET PURCHASE AGREEMENT

THIS AGREEMENT (the "Agreement) is made as of the 15th day of April 2020, by and between My Palace Portal, Inc. a Wyoming Corporation (formerly known as Your Palace Portal, Inc.) and (hereinafter the "Purchaser"), and Jeff Brand (the "Seller").

WHEREAS, the Seller is the owner of on-line programs developed and designed  to provide homeowners with on-line comprehensive home ownership tools and services beyond what is readily available; and

WHEREAS, Purchaser desires to purchase all of the assets (the "Assets") relating to the on-line programs, including but not by way of limitation, the Intellectual Property relating thereto, and Seller desires to sell all of the assets of every kind nature and description, real, personal and intangible. relating to the programs described above.

NOW THEREFORE BE IT RESOLVED, in consideration of the mutual covenants, promises, warranties and other good and valuable consideration set forth herein, the Parties agree as follows:

1.Assets. Seller does hereby sell, assign, transfer, and convey,  and Purchaser does hereby purchase, as is, all of Seller's right, title and interest in all of the assets of every kind nature and description, real, personal and intangible including, but not by way of limitation, all programs, trademarks and contractual agreements (the "Assets").

2.Purchase Price. Purchase Price $80,000.00 to be paid by the Purchaser in the form of Company stock. The Purchaser shall cause to be issued to the Seller or its designee 2,000,000 shares of the Purchaser's fully paid non-assessable Class A Common Shares. Said Class A Common Shares are subject to the Designation, Rights. Privileges and Preferences as set forth on Schedule A annexed hereto and made a part hereof.

3.Seller's Representations and Warranties. Seller represents and warrants as follows:

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a.Seller has the legal authority and power to sell the Assets to Purchaser free and clear of all liens and encumbrances of every kind, nature and description.

b.No consent is required from any other person or entity to authorize the sale of the Assets.

4.Closing. The Closing shall take place on May 20, 2020 (the "Closing Date"), unless the Parties agree to another date and/or time in writing.

5.Delivery. Simultaneously with the Closing Purchaser shall take possession of the Assets.

6.Further Actions. Seller agrees to execute any further documents and to perform any further actions necessary to perfect Purchaser's ownership of all right, title and interest to the Assets.

7.Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Texas, without regard to conflicts of law principles.

8.Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

9.Severability. If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

10.Headings. The headings for section herein are for convenience only and shall not affect the meaning of the provisions of this Agreement.

11.Entire Agreement. This Agreement constitutes the entire agreement between Seller and Purchaser, and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement.

INWITNESS WHEREOF, the parties have caused this Agreement  to  be executed the day and year first above written.

SELLER

/s/ Jeff Brand

PURCHASER

My Palace Portal,.Inc, (A Wyoming Corporation)

by:  /s/ Jennifer Goulding

           Jennifer Goulding, Secretary

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